SECURE SOLAR CAPITAL, LLC

FINANCIAL REPORT

December 31, 2018

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Member
Secure Solar Capital, LLC
Staunton, Virginia

We have audited the accompanying financial statements of Secure Solar Capital, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, the related statements of income, changes in member's equity, and statements of cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1909 Financial Drive • Harrisonburg, Virginia 22801 • 540-434-6736 • Fax: 540-434-3097 • www.BEcpas.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secure Solar Capital, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Harrisonburg, Virginia
July 12, 2019


SECURE SOLAR CAPITAL, LLC

BALANCE SHEETS
December 31, 2018 and 2017


	2018	2017
ASSETS		
Total assets	$ -	$ -
MEMBER'S EQUITY		
Initial investment	536	486
Retained earnings	(536)	(486)
Total member's equity	$ -	$ -

STATEMENTS OF INCOME
Years Ended December 31, 2018 and 2017

	2018	2017
Operating Revenues	$ -	$ -
Operating expenses		
Startup costs	50	486
Total operating expenses	50	486
Net loss	$ (50)	$ (486)

SECURE SOLAR CAPITAL LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
Years Ended December 31, 2018 and 2017

	Class A	
	2018	2017
Beginning Member's equity	$ -	$ -
Capital contribution	50	486
Net loss	(50)	(486)
Ending Member's equity	$ -	$ -

SECURE SOLAR CAPITAL LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (50)	$ (486)
Net cash used in operating activities	(50)	(486)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	50	486
Net cash provided by financing activities	50	486
Net change in cash and cash equivalents	-	-
Cash and Cash Equivalents, Beginning of Period	-	-
Cash and Cash Equivalents, End of Period	$ -	$ -

SECURE SOLAR CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 1. Description of Business

Secure Solar Capital, LLC (the "Company"), a single member subsidiary of Secure Futures, LLC, is a solar development company headquartered in Virginia that was organized on February 8, 2017. The primary purpose of the Company is to develop commercial scale solar projects in Virginia. The Company finances, builds, owns, operates and maintains each solar project. Secure Futures, LLC serves as Manager of the Company ("Company Manager"). Anthony E. Smith is the Manager of Secure Futures.

The Company Manager will organize the Company in 2019 as a multi-member LLC, with ownership consisting of two classes of membership: Class A and Class B. Class A will have two votes, Class B will have one vote, and the Manager of Secure Futures will have one vote, for a total of four voting rights.

1. **Class A:** This class consists of Secure Futures, LLC as the Company Manager and as a tax equity common stock investor. The Class A member shares in the profits and losses in proportion to its equity interest in each solar project and earns an annual asset management fee. The Class A member retains long term ownership of all solar projects. Class A member is subject to capital calls for its investments in the solar projects.

2. **Class B:** This class includes co-owners of Secure Futures, LLC who invest at their option as individual tax equity common stock investors. The Class B member and its individual investors share in the profits and losses in proportion to their equity interest in each solar project. The Class B member retains long term ownership of all solar projects. The Class B member and its individual investors are subject to capital calls for their investments in the solar projects.

Note 2. Summary of Significant Accounting Policies

Basis of accounting:

The accompanying financial statements have been prepared on the accrual method of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results may vary from these estimates.

Subsequent events:

The Company has evaluated subsequent events through July 12, 2019, which is the date the financial statements were available to be issued.

Note 3. Related Parties

Secure Futures, LLC paid all start-up expenses of the Company for the years ended December 31, 2018 and 2017.